

April 2, 2014

<u>Via E-mail</u>
Barbara A. Niland
Chief Financial Officer
Huntington Ingalls Industries, Inc.
4101 Washington Avenue
Newport News, Virginia 23607

   Re: **Huntington Ingalls Industries, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2013
      Filed February 27, 2014
      File No. 001-34910

Dear Ms. Niland:

   We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Financial Statements, page 62</u>

<u>Consolidated Statements of Cash Flows, page 67</u>

1. Reference is made to the line item caption "Proceeds from insurance settlement related to investing activities of $58 million within investing activities." Please reconcile such amount with your disclosure provided on page 92 relating to the $180 million cash payment received from FM Global. As part of your response, please explain to us in detail how you accounted for the $180 million cash payment received in fiscal 2013 in your financial statements, including the amounts recognized within your statements of operations. Assuming a satisfactory response, please expand the notes to the financial statements to disclose your accounting treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Lyn Shenk for

Linda Cvrkel
Branch Chief